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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange
 Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
                    of the Securities Exchange Act of 1934.
                        Commission File Number  0-18159

                       QUEST HEALTH CARE FUND VIII, L.P.
             (Exact name of registrant as specified in its charter)

 1117 PERIMETER CENTER WEST, SUITE E-210, ATLANTA, GEORGIA 30338   (770)671-1014
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         LIMITED PARTNERSHIP INTERESTS
            (Title of each class of securities covered by this Form)

                                      N/A
  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)   [X]             Rule 12h-3(b)(1)(ii)  [  ]
       Rule 12g-4(a)(1)(ii)   [  ]             Rule 12h-3(b)(2)(i)  [  ]
        Rule 12g-4(a)(2)(i)   [  ]            Rule 12h-3(b)(2)(ii)  [  ]
       Rule 12g-4(a)(2)(ii)   [  ]                      Rule 15d-6  [  ]
        Rule 12h-3(b)(1)(i)   [  ]

         Approximate number of holders of record as of the certification or notice date:
None (Certificate of Cancellation filed with the Delaware Secretary of State on December 29, 1995).

         Pursuant to the requirements of the Securities Exchange Act of 1934 Quest Health Care Fund VIII, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  December 29, 1995      BY:   /s/ Stuart C. Berry
                                        Stuart C. Berry, Executive Vice
                                        President of Quest Rescue
                                        Partners-8 Corp., the general
                                        partner of Quest Rescue
                                        Partners-8, L.P., the general
                                        partner of Quest Health Care
                                        Fund VIII, L.P.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.